From:Yanwu Yan – CEO and Director

W.Y Group Inc.

87 N. Raymond Ave

Suite 200

Pasadena, CA    91103

To: U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

Date:March 31, 2021

RE:  Request for Qualification of Offering

Statement Filed December 10, 2020.

We formally request that the Offering Statement (Form 1-A), file no. 024-11409, as amended and filed March 01, 2021 be Qualified effective Friday April 2nd, 2021.

Sincerely,

/s/ Yanwu Yan

Yanwu Yan

CEO - Director